FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2019

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

(ICICI Bank	ANNUAL REPORT 2018-19

Table of Contents

Item

1.	Notice of Annual General Meeting

2.	Legend attached to the Notice sent to ADS holders

(ICICI Bank	ANNUAL REPORT 2018-19

NOTICE

(ICICI Bank	ANNUAL REPORT 2018-19

NOTICE

NOTICE is hereby given that the Twenty-Fifth Annual General Meeting of the Members of ICICI Bank Limited (the Bank/Company) will be held on Friday, August 9, 2019 at 11:45 a.m. at Professor Chandravadan Mehta Auditorium, General Education Centre, Opposite D. N. Hall Ground, The Maharaja Sayajirao University, Pratapgunj, Vadodara 390 002 to transact the following business:

ORDINARY BUSINESS

1.   To receive, consider and adopt the standalone and consolidated financial statements for the financial year ended March 31,2019 together with the Reports of the Directors and the Auditors thereon.

2.    To declare dividend on equity shares.

3.    To appoint a director in place of Mr. Anup Bagchi (DIN: 00105962), who retires by rotation and, being eligible, offers himself for re-appointment.

4.    To consider and, if thought fit,to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Sections 139-142 and other applicable provisions, if any, of the Companies Act, 2013 read with the Companies (Audit and Auditors) Rules, 2014, as may be applicable, the provisions of the Banking Regulation Act, 1949 and Reserve Bank of India guidelines and subject to such regulatory approvals as may be required, M/s Walker Chandiok & Co LLP, Chartered Accountants (Registration No. 001076N/N500013) be re-appointed as statutory auditors of the Company, to hold office from the conclusion of this Meeting till the conclusion of the Twenty-Sixth Annual General Meeting of the Company for a remuneration of ₹37.8 million,plus out-of-pocket expenses upto a maximum of ₹3.0 million and goods and services tax and such other tax(es) as may be applicable for the year ending March 31, 2020.

5.    To consider and, if thought fit,to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Section 143(8) and other applicable provisions,if any, of the Companies Act, 2013, read with the underlying rules viz. Companies (Audit and Auditors) Rules, 2014 as may be applicable, the Banking Regulation Act, 1949 (including any statutory modification(s) or re-enactment(s) thereof) and subject to such regulatory approvals as may be required, the Board of Directors of the Company be and is hereby authorised to appoint branch auditors, as and when required, in consultation with the statutory auditors, to audit the accounts in respect of the Bank's branches/offices in or outside India and to fix their terms and conditions of appointment and remuneration, based on the recommendation of the Audit Committee, plus such other tax(es), as may be applicable, and reimbursement of all out-of-pocket expenses in connection with the audit of the accounts of the branches/offices in or outside India for the year ending March 31, 2020.

SPECIAL BUSINESS

6.    To consider and, if thought fit, to pass,the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Sections 149,150,152,160,Schedule IV and aII other applicable provisions of the Companies Act, 2013 ("the Act") read with the Companies (Appointment and Qualification of Directors) Rules, 2014, other applicable rules, if any and applicable provisions of the Banking Regulation Act, 1949 (incIuding any statutory modification(s) or re-enactment(s) thereof for the time being in force) and the rules, circulars and guidelines issued by the Reserve Bank of India and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, Mr. Hari L. Mundra (DIN:00287029), who was appointed as an Additional Independent Director of the Bank, with effect from October 26, 2018 and who holds office up to the date of this Annual General Meeting and in respect of whom the Bank has received a notice in writing from a member proposing his candidature for the office of Director, be and is hereby appointed as an Independent Director of the Bank, not liable to retire by rotation, for a term of five consecutive years commencing from October 26, 2018 to October 25, 2023.

7.    To consider and, if thought fit, to pass,the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Sections 149,150,152,160, Schedule IV and all other applicable provisions of the Companies Act, 2013 ("the Act") read with the Companies (Appointment and Qualification of Directors) Rules, 2014, other applicable rules, if any and applicable provisions of the Banking Regulation Act, 1949 (incIuding any statutory modification(s) or re-enactment(s) thereof for the time being in force) and the rules, circulars and guidelines issued by the Reserve Bank of India and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, Ms. Rama Bijapurkar (DIN: 00001835), who was appointed as an Additional Independent Director of the Bank, with effect from January 14, 2019 and who holds office up to the date of this Annual General Meeting and in respect of whom the Bank has received a notice in writing from

(ICICI Bank	ANNUAL REPORT 2018-19

NOTICE

a member proposing her candidature for the office of Independent Director, be and is hereby appointed as an Independent Director of the Bank, not liable to retire by rotation, for a term of five consecutive years commencing from January 14, 2019 to January 13, 2024.

8.    To consider and, if thought fit, to pass,the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Sections 149,150,152,160, Schedule IV and all other applicable provisions of the Companies Act, 2013 ("the Act") read with the Companies (Appointment and Qualification of Directors) Rules, 2014, other applicable rules, if any and applicable provisions of the Banking Regulation Act, 1949 (including any statutory modification(s) or re-enactment(s) thereof for the time being in force) and the rules, circulars and guidelines issued by the Reserve Bank of India and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, Mr. B. Sriram (DIN: 02993708), who was appointed as an Additional Independent Director of the Bank, with effect from January 14, 2019 and who holds office up to the date of this Annual General Meeting and in respect of whom the Bank has received a notice in writing from a member proposing his candidature for the office of Director, be and is hereby appointed as an Independent Director of the Bank, not liable to retire by rotation, for a term of five consecutive years commencing from January 14, 2019 to January 13, 2024.

9.    To consider and, if thought fit, to pass,the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Sections 149,150,152,160, Schedule IV and all other applicable provisions of the Companies Act, 2013 ("the Act") read with the Companies (Appointment and Qualification of Directors) Rules, 2014, other applicable rules, if any and applicable provisions of the Banking Regulation Act, 1949 (including any statutory modification(s) or re-enactment(s) thereof for the time being in force) and the rules, circulars and guidelines issued by the Reserve Bank of India and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, Mr. Subramanian Madhavan (DIN: 06451889), who was appointed as an Additional Independent Director of the Bank, with effect from April 14, 2019 and who holds office up to the date of this Annual General Meeting and in respect of whom the Bank has received a notice in writing from a member proposing his candidature for the office of Director, be and is hereby appointed as an

Independent Director of the Bank, not liable to retire by rotation, for a term of five consecutive years commencing from April 14, 2019 to April 13, 2024.

10.  To consider and,if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Sections 196, 197, Schedule V and other applicable provisions of the Companies Act, 2013 and the rules made thereunder and the Banking Regulation Act, 1949 (including any statutory modifications or re-enactment(s) thereof for the time being in force), the approval of members of the Company be and is hereby accorded to the appointment of Mr. Sandeep Bakhshi (DIN: 00109206) as the Managing Director & Chief Executive Officer (MD & CEO) of the Bank for a period of five years effective from October 15, 2018 upto October 3, 2023 on the following terms and conditions:

Salary:

₹2,381,000 per month

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and at actual cost to the Bank in other cases) such as the benefit of the Bank's furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and rules framed thereunder, medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time to retired wholetime Directors of the Bank or the Members of the staff. In line with the staff loan policy applicable to specified grades of employees who fulfill prescribed eligibility criteria to avail loans for purchase of residential property, the wholetime Directors are also eligible for housing loans subject to the approval of Reserve Bank of India (RBI).

Supplementary Allowance (comprising cash allowances in the nature of leave travel allowance, house rent allowance and medical reimbursement):

₹1,632,500 per month

Bonus:

An amount up to the maximum limit permitted under Reserve Bank of India guidelines or any modifications thereof, as may be determined by the Board or any Committee thereof, based on achievement of such performance parameters as may be laid down by

(ICICI Bank	ANNUAL REPORT 2018-19

the Board or any Committee thereof, and subject to the approval of RBI and other approvals as may be necessary.

Stock Options:

Stock options as may be granted by the Board Governance,Remuneration & Nomination Committee from time to time subject to the approval of RBI.

RESOLVED FURTHER THAT the Board or any Committee thereof, be and is hereby authorised to decide the remuneration (perquisites and bonus) payable to Mr. Bakhshi and his designation during his tenure as MD & CEO of the Company, within the terms mentioned above, subject to the approval of RBI, where applicable, from time to time.

RESOLVED FURTHER THAT in the event of absence or inadequacy of net profits in any financial year, the remuneration payable to Mr. Bakhshi shall be governed by Section II of Part II of Schedule V of the Companies Act, 2013 and rules made thereunder, as amended from time to time.

RESOLVED FURTHER THAT the Board (also deemed to include any Committee of the Board) be and is hereby authorised to do all such acts,deeds,matters and things including the power to settle all questions or difficulties that may arise with regard to the said appointment as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

11.  To consider and, if thought fit,to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT Mr. Sandeep Batra (DIN: 03620913) in respect of whom the Bank has received notice in writing under Section 160 of the Companies Act, 2013 from a Member proposing his candidature for the office of Director, be and is hereby appointed as a Director of the Bank,liable to retire by rotation.

12.  To consider and, if thought fit,to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the applicable provisions of the Companies Act,2013 ("the Act") and the rules made thereunder, the Banking Regulation Act, 1949 (including any statutory modification(s) or re-enactment(s) thereof for the time being in force) and subject to the approval of Reserve Bank of India (RBI), the appointment of Mr. Sandeep Batra (DIN: 03620913) as a Wholetime Director (designated as Executive Director) of the Bank for a period of five years effective from May 7, 2019 or the date of receipt of approval from RBI, whichever is later, on the following terms and conditions or such other amounts/terms and conditions not exceeding the amounts below as may be approved by RBI, be and is hereby approved:

Salary:

₹2,038,920 per month

Supplementary Allowance (comprising cash allowances in the nature of leave travel allowance, house rent allowance and medical reimbursement):

₹1,448,397 per month

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and at actual cost to the Bank in other cases) such as the benefit of the Bank's furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and rules framed thereunder, medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time to retired wholetime Directors of the Bank or the Members of the staff. In line with the staff loan policy applicable to specified grades of employees who fulfill prescribed eligibility criteria to avail loans for purchase of residentiaI property, the wholetime Directors are also eligible for housing loans subject to the approval of RBI.

Bonus:

An amount up to the maximum limit permitted under RBI guidelines or any modifications thereof, as may be determined by the Board or any Committee thereof, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to the approval of RBI and other approvals as may be necessary.

Stock Options:

Stock options as may be granted by the Board Governance,Remuneration & Nomination Committee from time to time subject to the approval of RBI.

RESOLVED FURTHER THAT the Board or any Committee thereof be and is hereby authorised to decide the remuneration (salary, perquisites and bonus) payable to Mr. Batra and his designation during his tenure as a Wholetime Director of the Bank within the terms mentioned above or such other amounts/terms and conditions as may be approved by RBI.

(ICICI Bank	ANNUAL REPORT 2018-19

NOTICE

RESOLVED FURTHER THAT in the event of absence or inadequacy of net profits in any financial year,the remuneration payable to Mr. Batra shall be governed by Section II of Part II of Schedule V of the Act and rules made thereunder,as amended from time to time.

RESOLVED FURTHER THAT the Board (also deemed to include any Committee of the Board) be and is hereby authorised to do a II such acts, deeds,matters and things including the power to settle all questions or difficulties that may arise with regard to the said appointment as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

13.  To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT subject to the applicable provisions of the Companies Act, 2013 ("the Act") and the rules made thereunder, the Banking Regulation Act, 1949 (including any statutory modification(s) or re-enactment(s) thereof for the time being in force), the revised remuneration on the following terms and conditions for Mr. N. S. Kannan (DIN: 00066009), erstwhile Executive Director of the Bank, on a proportionate basis for the period effective April 1, 2018 to June 18, 2018 be and is hereby approved:

Salary:

₹1,941,830 per month

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and at actual cost to the Bank in other cases) such as the benefit of the Bank's furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and rules framed thereunder,medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time to retired wholetime Directors of the Bank or the Members of the staff. In line with the staff loan policy applicable to specified grades of employees who fulfill prescribed eligibility criteria to avail loans for purchase of residential property, the wholetime Directors are also eligible for housing loans subject to the approval of Reserve Bank of India (RBI).

Supplementary Allowance:

₹1,379,426 per month

Bonus:

An amount upto the maximum limit permitted under the RBI guidelines or any modifications thereof, as may be determined by the Board or any Committee thereof, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to the approval of RBI and other approvals as may be necessary.

Stock Options:

Stock options as may be granted by the Board Governance,Remuneration & Nomination Committee from time to time subject to the approval of RBI.

RESOLVED FURTHER THAT the Board or any Committee thereof, be and is hereby authorised to decide the remuneration (perquisites and bonus) payable to Mr. Kannan within the terms mentioned above, subject to the approval of RBI, where applicable, from time to time.

RESOLVED FURTHER THAT in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Mr. Kannan shall be governed by Section II of Part II of Schedule V of the Act and rules made thereunder, as amended from time to time.

RESOLVED FURTHER THAT the Board (also deemed to include any Committee of the Board) be and is hereby authorised to do all such acts,deeds,matters and things including the power to settle all questions or difficulties that may a rise with regard to the aforsaid resolution as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidentaI to give effect to the aforesaid resolution.

14.   To consider and,if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT subject to the applicable provisions of the Companies Act, 2013 ("the Act") and the rules made thereunder, the Banking Regulation Act,1949 (including any statutory modification(s) or re-enactment(s) thereof for the time being in force), the revised remuneration on the following terms and conditions for Ms. Vishakha Mulye (DIN: 00203578), Executive Director, be and is hereby approved:

Salary:

(a)   ₹1,941,830 per month with effect from April 1, 2018 to March 31, 2019

(b)   ₹2,038,920 per month with effect from April 1, 2019

(ICICI Bank	ANNUAL REPORT 2018-19

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and at actual cost to the Bank in other cases) such as the benefit of the Bank's furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and rules framed thereunder, medical reimbursement,leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time to retired wholetime Directors of the Bank or the Members of the staff. In Iine with the staff loan policy applicable to specified grades of employees who fulfill prescribed eligibility criteria to avail loans for purchase of residential property, the wholetime Directors are also eligible for housing loans subject to the approval of Reserve Bank of India (RBI).

Supplementary Allowance:

(a)   ₹1,379,426 per month with effect from April 1 ,2018 to March 31, 2019

(b)   ₹1,448,397 per month with effect from April 1' 2019

Bonus:

An amount upto the maximum limit permitted under the RBI guidelines or any modifications thereof, as may be determined by the Board or any Committee thereof,based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to the approval of RBI and other approvals as may be necessary.

Stock Options:

Stock options as may be granted by the Board Governance,Remuneration & Nomination Committee from time to time subject to the approval of RBI.

RESOLVED FURTHER THAT the Board or any Committee thereof, be and is hereby authorised to decide the remuneration (perquisites and bonus) payable to Ms. Mulye and her designation during her tenure as Executive Director of the Company,within the terms mentioned above, subject to the approval of RBI,where applicable, from time to time.

RESOLVED FURTHER THAT in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Ms. Mulye shall be governed by Section II of Part II of Schedule V of the Act and rules made thereunder, as amended from time to time.

RESOLVED FURTHER THAT the Board (also deemed to include any Committee of the Board) be and is hereby authorised to do all such acts, deeds,matters and things including the power to settle all questions or difficulties that may arise with regard to the aforsaid resolution as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

15.  To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT subject to the applicable provisions of the Companies Act, 2013 ("the Act") and the rules made thereunder, the Banking Regulation Act, 1949 (including any statutory modification(s) or re-enactment(s) thereof for the time being in force), the revised remuneration on the following terms and conditions for Mr. Vijay Chandok (DIN: 01545262), Executive Director,be and is hereby approved:

Salary:

(a)   ₹1,755,620 per month with effect from April 1, 2018 to March 31,2019

(b)   ₹2,038,920 per month with effect from ApriI 1, 2019 to May 6, 2019

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and at actual cost to the Bank in other cases) such as the benefit of the Bank's furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and rules framed thereunder, medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time to retired wholetime Directors of the Bank or the Members of the staff. In line with the staff loan policy applicable to specified grades of employees who fulfill prescribed eligibility criteria to avail loans for purchase of residentiaI property, the wholetime Directors are also eligible for housing loans subject to the approval of Reserve Bank of India (RBI).

Supplementary Allowance:

(a)   ₹1,289,694 per month with effect from April 1, 2018 to March 31,2019

(b)   ₹1,448,397 per month with effect from April 1, 2019 to May 6, 2019

(ICICI Bank	ANNUAL REPORT 2018-19

NOTICE

Bonus:

An amount upto the maximum limit permitted under the RBI guidelines or any modifications thereof, as may be determined by the Board or any Committee thereof, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to the approval of RBI and other approvals as may be necessary.

Stock Options:

Stock options as may be granted by the Board Governance,Remuneration & Nomination Committee from time to time subject to the approval of RBI.

RESOLVED FURTHER THAT the Board or any Committee thereof, be and is hereby authorised to decide the remuneration (perquisites and bonus) payable to Mr. Chandok,within the terms mentioned above, subject to the approval of RBI, where applicable, from time to time.

RESOLVED FURTHER THAT in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Mr. Chandok shall be governed by Section II of Part II of Schedule V of the Act and rules made thereunder, as amended from time to time.

RESOLVED FURTHER THAT the Board (also deemed to include any Committee of the Board) be and is hereby authorised to do a II such acts, deeds, matters and things including the power to settle all questions or difficulties that may arise with regard to the aforsaid resolution as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

16.  To consider and, if thought fit, to pass,the following Resolution as an Ordinary Resolution:

RESOLVED THAT subject to the applicable provisions of the Companies Act, 2013 ("the Act") and the rules made thereunder, the Banking Regulation Act, 1949 (including any statutory modification(s) or re-enactment(s) thereof for the time being in force), the revised remuneration on the following terms and conditions for Mr. Anup Bagchi (DIN: 00105962), Executive Director,be and is hereby approved:

Salary:

(a)   ₹1,755,620 per month with effect from April 1, 2018 to March 31,2019

(b)   ₹2,038,920 per month with effect from April 1,2019

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and at actual cost to the Bank in other cases) such as the benefit of the Bank's furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and rules framed thereunder, medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time to retired wholetime Directors of the Bank or the Members of the staff. In line with the staff loan policy applicable to specified grades of employees who fulfill prescribed eligibility criteria to avail loans for purchase of residential property, the wholetime Directors are also eligible for housing loans subject to the approval of Reserve Bank of India (RBI).

Supplementary Allowance:

(a)   ₹1,289,694 per month with effect from April 1, 2018 to March 31, 2019

(b)   ₹1,448,397 per month with effect from April 1, 2019

Bonus:

An amount upto the maximum limit permitted under the RBI guidelines or any modifications thereof, as may be determined by the Board or any Committee thereof, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to the approval of RBI and other approvals as may be necessary.

Stock Options:

Stock options as may be granted by the Board Governance, Remuneration & Nomination Committee from time to time subject to the approval of RBI.

RESOLVED FURTHER THAT the Board or any Committee thereof, be and is hereby authorised to decide the remuneration (salary, perquisites and bonus) payable to Mr. Bagchi and his designation during his tenure as Executive Director of the Company, within the terms mentioned above, subject to the approval of RBI, where applicable, from time to time.

RESOLVED FURTHER THAT in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Mr. Bagchi shall be governed by Section II of Part II of Schedule V of the Act and rules made thereunder, as amended from time to time.

(ICICI Bank	ANNUAL REPORT 2018-19

RESOLVED FURTHER THAT the Board (also deemed to include any Committee of the Board) be and is hereby authorised to do all such acts,deeds,matters and things including the power to settle all questions or difficulties that may arise with regard to the aforsaid resolution as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

17.  To consider and, if thought fit, to pass, the following Resolution as a Special Resolution:

RESOLVED THAT pursuant to the provisions of Sections 4, 13 and other applicable provisions, if any, of the Companies Act, 2013, and the rules made thereunder, each as amended, the applicable provisions of the Banking Regulation Act, 1949 (including any statutory amendment(s) or modification(s) or re-enactment(s) thereof for the time being in force), the rules,circulars and guidelines issued by Reserve Bank of India ("RBI") from time to time, subject to such regulatory approvals as may be necessary or required,consent of the members be and is hereby accorded to alter/modify the Memorandum of Association of the Bank by incorporating the following changes:

 (i)   The words "Companies Act, 1956" be replaced with "Incorporated under the Companies Act, 1956" in the title of the Memorandum of Association of the Bank.

 (ii)  The heading of Clause Ill (B) be renamed as under:

OBJECTS CONSIDERED NECESSARY IN FURTHERANCE OF THE MAIN OBJECTS.

 (iii) The existing Clause Ill (B) 47. be substituted with the following:

Subject to the provisions of the Companies Act, 2013, to distribute any of the Company's property amongst the Members of the Company.

 (iv)  The existing Clause IV be substituted with the following:

The liability of the Members is limited to the amount unpaid, if any, on the shares of the Company held by them.

 (v)  The existing Clause V be substituted with the following:

The authorised capital of the Company shall be ₹2500,00,00,000 divided into ₹1250,00,00,000 equity shares of 2 each with power to increase or reclassify or alter the capitaI of the Company and to divide/consolidate the shares in the capital for the time being into severaI classes and face values and to attach thereto respectively such preferential, cumulative, convertible, guarantee, qualified or other special rights, privileges, conditions or restrictions, as may be determined by or in accordance with the Articles of Association of the Company for the time being and to vary, modify or abrogate any such right, privilege or condition or restriction in such manner as may for the time being be permitted by the Articles of Association of the Company and the legislative provisions for the time being in force.

RESOLVED FURTHER THAT the Board of Directors of the Bank (also deemed to include any Committee of the Board) be authorised to take such steps as may be necessary including the delegation of all or any of its powers herein conferred to any Director(s), the Company Secretary or any other officer(s) of the Bank for obtaining approvals, statutory, contractual or otherwise, in relation to the above and to do all acts, deeds, matters and things that may be necessary, proper, expedient or incidental for the purpose of giving effect to this resolution.

18.  To consider and, if thought fit, to pass, the following Resolution as a Special Resolution:

RESOLVED THAT pursuant to the provisions of Section 14 and other applicable provisions, if any, of the Companies Act, 2013, and the rules made thereunder, each as amended, the applicable provisions of the Banking Regulation Act, 1949 (including any statutory amendment(s) or modification(s) or re-enactment(s) thereof for the time being inforce), the rules, circulars and guidelines issued by Reserve Bank of India ("RBI") from time to time, subject to such regulatory approvals as may be necessary or required, the proposed draft of the Articles of Association of the Bank submitted to this Meeting be and is hereby approved and adopted in substitution, and to the entire exclusion, of the existing Articles of Association of the Bank.

RESOLVED FURTHER THAT the Board of Directors of the Bank (also deemed to include any Committee of the Board) be authorised to take such steps as may be necessary including the delegation of all or any of its powers herein conferred to any Director(s), the Company Secretary or any other officer(s) of the Bank for obtaining approvals,statutory,contractual or otherwise,in relation to the above and to do all acts, deeds, matters and things that may be necessary, proper, expedient or incidental for the purpose of giving effect to this resolution.

(ICICI Bank	ANNUAL REPORT 2018-19

NOTICE

NOTES:

a.  The relevant Explanatory Statement pursuant to Section 102(1) of the Companies Act, 2013, in respect of Item Nos. 4,6 to 18 set out in the Notice is annexed hereto.

b.    A MEMBER ENTITLED TO ATTEND AND VOTE AT THE ANNUAL GENERAL MEETING (AGM) IS ENTITLED TO APPOINT A PROXY TO ATTEND AND, ON A POLL, TO VOTE INSTEAD OF HIMSELF/HERSELF. SUCH A PROXY NEED NOT BE A MEMBER OF THE COMPANY. THE INSTRUMENT APPOINTING PROXY SHOULD, HOWEVER, BE DEPOSITED AT THE REGISTERED/CORPORATE OFFICE OF THE COMPANY DULY FILLED STAMPED AND SIGNED NOT LATER THAN FORTY-EIGHT HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

Pursuant to the provisions of the Companies Act, 2013 and the Companies (Management and Administration) Rules,2014,a person can act as proxy on behalf of Members not exceeding fifty and holding in the aggregate not more than ten percent of the total share capital of the company carrying voting rights. Proxy shall not have a right to speak at the Meeting and shall not be entitled to vote except on a poll.

Corporate Members intending to send their authorized representatives to attend the AGM are requested to send a certified copy of the Board Resolution to the Company, authorizing them to attend and vote on their behalf at the AGM.

c.   The Register of Members and Share Transfer Books of the Company will remain closed from Wednesday, July 24, 2019 to Friday, August 9, 2019 (both days inclusive) for determining the names of the Members eligible for Dividend.

d.    Dividend for the year ended March 31, 2019, at the rate of ₹1 per fully paid-up equity share of ₹2 each, as recommended by the Board of Directors, will be paid/despatched on or after the same is approved at the AGM:

(i)    to those Members, holding shares in physical form, whose names appear on the Register of Members of the Company after giving effect to aII valid transfer/transmission/transposition in physical form lodged on or before Tuesday, July 23, 2019 with the Company and/or its Registrar and Transfer Agent;and

(ii)    in respect of shares held in electronic form to all beneficial owners as per the details furnished by National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) at the close of business hours on Tuesday, July 23, 2019.

In terms of the directives of Securities and Exchange Board of India, shares issued by companies should rank pari passu in all respects, including dividend entitlement, and accordingly the equity shares allotted/to be allotted by the Company upto July 23, 2019 under the ICICI Bank Employees Stock Option Scheme will be entitled for full dividend for the financial year ended March 31, 2019, if declared at the Meeting. The dividend proposed is in accordance with applicable RBI guidelines and the dividend policy of the Bank.

e.    Members holding shares in dematerialized form are requested to intimate any change in their address or bank account details (including 9 digit MICR no. and 11 digit IFSC code no.) to their respective Depository Participants with whom they are maintaining demat accounts.

f.   Members holding shares in physical form are requested to send a communication duly signed by aII the holder(s) intimating about the change of address or bank account details (including 9 digit MICR no. and 11 digit IFSC code no.) immediately to 3i lnfotech Limited, Registrar and Share Transfer Agent (R&T Agent) of the Bank along with the self-attested copy of their PAN Card(s), cancelled Cheque leaf of an active Bank account and the copy of the supporting documents evidencing change in address.

g.    Members holding shares in physical form,in identical order of names,in more than one folio are requested to send to the Company or 3i lnfotech Limited, the details of such folios together with the share certificates for consolidating their holdings in one folio. A consolidated share certificate will be issued to such Members after making requisite changes.

h.    As per Regulation 40 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended, securities of listed companies can be transferred only in dematerialized form with effect from April 1, 2019, except in case of request received for transmission or transposition of securities. In view of this and to eliminate aII risks associated with physical shares and for ease of portfolio management, members holding shares in physical form are requested to consider converting their holdings to dematerialized form. Members can contact the Company or Company's R&T Agent for assistance in this regard.

i.    Pursuant to the provisions of Sections 124 and 125 of the Companies Act, 2013,the amounts of dividend remaining unpaid or unclaimed for a period of seven years from the date of its transfer to the Unpaid Dividend Accounts of the Company are required to be transferred to the Investor Education and Protection

(ICICI Bank	ANNUAL REPORT 2018-19

Fund (IEPF) established by the Central Government. Accordingly,the unclaimed dividend for the financial year ended March 31, 2011 was transferred to the IEPF during financial year ended 2019. Further, as per the provisions of Section 124(6) of the Companies Act, 2013 read with the Investor Education & Protection Fund Authority (Accounting,Audit,Transfer & Refund) Rules, 2016, the equity shares in respect of which the dividend has not been claimed for seven consecutive years have been transferred by the Company to the designated demat account of the IEPF Authority.

With respect to the unclaimed dividend for the financial year ended March 31, 2012, the Company's R&T Agent in this regard has also intimated by sending a communication to all the members whose dividends have remained un-encashed, with a request to send the requisite documents to them for claiming the un-encashed dividend amounts. The unclaimed dividend for the financial year ended March 31, 2012 would accordingly be transferred to the IEPF in August 2019. The corresponding shares along with the unclaimed dividend would also be transferred to the demat account of the IEPF Authority. Members who have not yet encashed their dividend warrant(s) for the financial year ended March 31, 2013 and subsequent years are requested to submit their claims to the R&T Agent of the Company without any delay.

j.     Members can avail the facility of nomination in respect of shares held by them in physical form pursuant to the provisions of Section 72 of the Companies Act, 2013. Members desiring to avail this facility may send their nomination in the prescribed Form No. SH-13 duly filied,to 3i lnfotech Limited,R&T Agent of the Company. Members holding shares in electronic form may contact their respective Depository Participants for availing this facility.

k.    The required details in terms of Regulation 36(3) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Secretarial Standard on General Meetings is provided in Annexure I to the Notice.

I.     Annual Report for FY2018-19 and this Notice, inter-alia indicating the process and manner of Remote e-voting along with attendance slip and proxy form are being sent by electronic mode to those Members whose email addresses are registered with the Company/Depositories, unless any Member has requested for a physical copy of the same. For Members who have not registered their email addresses, physical copies are being sent by the permitted mode. Members may note that the Notice and Annual Report 2018-19 will also be available on the Company's website at www.icicibank.com and on the website of NSDL at www.evoting.nsdl.com.

m.  To support the 'Green Initiative',Members who have not yet registered their email addresses are requested to register the same with their Depository Participants ("DPs") in case the shares are held by them in electronic form and with R&T Agent/the Company in case the shares are held by them in physical form.

n.   Members desirous of getting any information about the financial statements and/or operations of the Company are requested to write to the Company at least seven days before the date of the Meeting to enable the Company to keep the information ready at the Meeting.

o.   During the period beginning 24 hours before the time fixed for the commencement of the Meeting and ending with the conclusion of the Meeting,a Member would be entitled to inspect the proxies lodged with the Bank between 9:00 a.m. IST and 6:00 p.m. IST at the Registered Office of the Bank, provided that a requisition for the same from a Member is received in writing not less than 3 days before the commencement of the Meeting.

p.    Voting through electronic means:

 I.    In compliance with Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations,2015 and Section 108 of the Companies Act, 2013 and Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended, the Company is pleased to provide Members the facility to exercise their right to vote at the 25th AGM by electronic means. The facility of casting votes by a Member using an electronic voting system from a place other than the venue of the AGM (remote e-voting) will be provided by NSDL and the items of business as detailed in this Notice may be transacted through remote e-voting.

 II.   A person whose name is recorded in the Register of Members or in the Register of Beneficial Owners maintained by the depositories as on the cut-off date i.e. Friday,August 2,2019 only shall be entitled to avail the facility of remote e-voting as well as voting at the AGM. The voting rights of Members sha II be in proportion to their share of the paid-up equity share capitaI of the Bank as on the cut-off date of August 2, 2019, subject to the provisions of the Banking Regulation Act,1949.

(ICICI Bank	ANNUAL REPORT 2018-19

NOTICE

Ill.   A person who is not a Member as on the cut-off date should treat this Notice for information purpose only.

IV.  The facility for electronic voting shall also be made available at the AGM and the Members attending the AGM who have not already cast their votes through remote e-voting shall be able to exercise their voting rights at the AGM.

V.   The Members who have cast their votes through remote e-voting prior to the AGM may also attend the AGM but shall not be entitled to cast their vote again.

VI.  The remote e-voting period commences on Tuesday, August 6, 2019 (9:00 a.m. IST) and ends on Thursday, August 8, 2019 (5:00 p.m. IST). During this period, Members of the Bank, holding shares either in physical form or in dematerialised form, as on the cut-off date of August 2,2019 may cast their vote electronically. The remote e-voting module shall be disabled by NSDL for voting thereafter. 0nee the vote on a resolution is cast by the Member, the Member shall not be allowed to change it subsequently.

VII.  The instructions for remote e-voting are as under:

  Step 1 : Log-in to NSDL e-Voting system at www.evoting.nsdl.com

  Step 2 : Cast your vote electronically on NSDL e-Voting system.

Details on Step 1 is mentioned below:

How to Log-in to NSDL e-Voting website?

1.    Visit the e-Voting website of NSDL. Open web browser by typing the following URL: www.evoting.nsdl.com e0.28inither on a Personal Computer or on a mobile.

2.    Once the home page of e-Voting system is launched, click on the icon "Login" which is available under 'Shareholders' section.

3.    A new screen will open. You will have to enter your User ID, your Password and a Verification Code as shown on the screen. Alternatively, if you are registered for NSDL eservices i.e. IDEAS, you can log-in at https:Ueservices.nsdl.com/ with your existing IDEAS login. Once you log-in to NSDL eservices after using your log-in credentials, click on e-Voting and you can proceed to Step 2 i.e. Cast your vote electronically.

4.    Your User ID details are given below:

Manner of holding shares i.e. Demat (NSDL or CDSL) or Physical	Your User ID is:
a) For Members who hold shares in demat account with NSDL	8 Character DP ID followed by 8 Digit Client ID
For example if your DP ID is IN300*** and Client ID is 12****** then your user ID is IN300***12******.
b) For Members who hold shares in demat account with CDSL	16 Digit Beneficiary ID
For example if your Beneficiary ID is 12************** then your user ID is 12**************
c) For Members holding shares in Physical Form	EVEN Number followed by Folio Number registered with the company
For example if folio number is 001***and EVEN is 101456 then user ID is 101456001***

5.    Your password details are given below:

  a)  If you are already registered for e-Voting,then you can use your existing password to login and cast your vote.

  b)  If you are using NSDL e-Voting system for the first time, you will need to retrieve the 'initial password' which was communicated to you. Once you retrieve your 'initial password', you need to enter the 'initial password' and the system will force you to change your password.

  c)  How to retrieve your 'initial password'?

  (i)  If your email ID is registered in your demat account or with the company, your 'initial password' is communicated to you on your email ID. Trace the email sent to you from NSDL from your mailbox. Open the email and open the attachment i.e. a .pdf file. The password to open the .pdf file is your 8 digit client ID for NSDL account,last 8 digits of client ID

(ICICI Bank	ANNUAL REPORT 2018-19

for CDSL account or folio number for shares held in physical form. The .pdf file contains your 'User ID' and your 'initial password'.

  (ii)  If your email ID is not registered, your 'initial password' is communicated to you on your postal address.

6.    If you are unable to retrieve or have not received the "Initial password" or have forgotten your password:

  a)  Click on "Forgot User Details/Password?" (If you are holding shares in your demat account with NSDL or CDSL) option available on www.evoting.nsdl.com.

  b) "Physical User Reset Password?" (If you are holding shares in physical mode) option available on www.evoting.nsdl.com.

If you are still unable to get the password by aforesaid two options, you can send a request at evoting@nsdl.co.in mentioning your demat account number/folio number, your PAN, your name and your registered address.

7.    After entering your password,tick on Agree to "Terms and Conditions" by selecting on the check box.

8.    Now,you will have to click on "Login" button.

9.    After you click on the "Login" button,Home page of e-Voting will open.

Details on Step 2 is given below:

How to cast your vote electronically on NSDL e-Voting system?

1.    After successful login at Step 1, you will be able to see the Home page of e-Voting. Click on e-Voting. Then, click on Active Voting Cycles.

2.    After click on Active Voting Cycles,you will be able to see all the companies "EVEN" in which you are holding shares and whose voting cycle is in active status.

3.    Select "EVEN" of Company.

4.    Now you are ready for e-Voting as the Voting page opens

5. Cast your vote by selecting appropriate options i.e. assent or dissent,verify/modify the number of shares for which you wish to to cast your vote and click on "Submit" and also "Confirm" when prompted

6.    Upon confirmation,the message "Vote cast successfully" will be displayed

7.    You can also take the printout of the votes cast by you by clicking on the print option on the confirmation page

8.    Once you confirm your vote on the resolution, you will not be allowed to modify your vote

General Guidelines for shareholders

1.   Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send scanned copy (PDF/JPG Format) of the relevant Board Resolution/Authority letter etc. with attested specimen signature of the duly authorised signatory(ies) who are authorised to vote, to the Scrutinizer by e-mail to alwyn.co@gmail.com or evoting@icicibank.com with a copy marked evoting@nsdl.co.in.

2.    It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidentiaI. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event,you will need to go through the "Forgot User Details/Password?" or "Physical User Reset Password?" option available on www.evoting.nsdl.com to reset the password.

3.  In case of any queries or issues regarding e-voting, you may refer the Frequently Asked Questions (FAOs) for Shareholders and e-voting user manual for Shareholders available at the download section of www.evoting.nsdl.com or call on toll free no.: 1800-222-990 or send a request at evoting@nsdl.co.in or may contact Mr. Amit Vishal, Senior Manager, National Securities Depository Limited., Trade World, 'N. Wing, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013, at the designated email IDs: evoting@nsdl.co.in or AmitV@nsdl.co.in or at telephone nos.+91-22-2499 4600 I +91-22-2499 4360. Alternatively, Members may also write to the Company Secretary of the Bank at the email ID: investor@icicibank.com or contact at telephone no. +91-22-2653 8900.

(ICICI Bank	ANNUAL REPORT 2018-19

NOTICE

VIII. Any person,who acquires shares of the Company and becomes Member of the Company after dispatch of the notice and holding shares as on the cut-off date i.e. August 2, 2019, should follow the same procedure for e-Voting as mentioned in the Notice.

IX.   Mr. Alwyn D'Souza of Alwyn D' Souza & Co., Practising Company Secretaries has been appointed as the Scrutinizer to scrutinize the remote e-voting process as well as the electronic voting process at the AGM in a fair and transparent manner.

X.    The Chairman shall, at the AGM, at the end of discussion on the resolutions on which voting is to be held,allow e-voting with the assistance of scrutinizer for all those Members who are present at the AGM but have not cast their votes by availing the remote e-voting facility.

XI.   The Scrutinizer after the conclusion of voting at the AGM will unblock the votes cast through e-voting in the presence of at least two witnesses not in the employment of the Company and shall make a consolidated scrutinizer's report of the total votes cast in favour or against, if any, to the Chairman or a Director authorised by him in writing, who shall countersign the same. The Chairman or the authorised Director shall declare the results of the voting forthwith.

XII.  The Results declared alongwith the Scrutinizer's Report shall be displayed at the Registered Office as well as the Corporate Office of the Company and uploaded on the Company's website www.icicibank.com as well as on the website of NSDL after the same is declared by the Chairman/authorised person. The Results shall also be simultaneously forwarded to the stock exchanges.

q.   Webcast Facility:

Pursuant to Regulation 44(6) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Company shall provide live webcast of proceedings of AGM on Friday,August 9,2019. Members can view the proceeding of AGM by logging on to the e-voting website of NSDL at www.evoting.nsdl.com using their remote e-voting credentials,where the E-voting Event Number ("EVEN") of Company will be displayed.

By Order of the Board

Ranganath Athreya

Company Secretary

Mumbai,May 6,2019

CIN: L65190GJ1994PLC021012

Website: www.icicibank.com

E-mail: investor@icicibank.com

Registered Office: ICICI Bank Tower Near Chakli Circle Old Padra Road Vadodara 390 007 Phone: 0265-6722239	Corporate Office: ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051 Phone: 022-26538900 Fax: 022-26531230

(ICICI Bank	ANNUAL REPORT 2018-19

EXPLANATORY STATEMENT UNDER SECTION 102(1) OF THE COMPANIES ACT, 2013

Item No. 4

M/s Walker Chandiok & Co LLP, Chartered Accountants (Registration No. 001076N/N500013) were initially appointed as Statutory Auditors of the Bank at the Twenty-Fourth Annual General Meeting (AGM) from the conclusion of that AGM till the conclusion of the Twenty Fifth AGM of the Bank in line with the approval received from Reserve Bank of India (RBI).

It is now proposed to re-appoint M/s Walker Chandiok & Co LLP, Chartered Accountants (Registration No. 001076N/N500013), as Statutory Auditors of the Bank from the conclusion of this AGM till the conclusion of the Twenty-Sixth AGM of the Bank subject to the approval of RBl and other regulatory approvaIs as may be necessary or required. As per the requirement of the Companies Act, 2013 ("the Act"), M/s Walker Chandiok & Co LLP, Chartered Accountants have confirmed that the appointment, if made, would be within the limits specified under Section 141(3)(g) of the Act and they are not disqualified to be appointed as statutory auditors in terms of the provisions of the proviso to Section 139(1) and Sections 141(2) and 141(3) of the Act and the provisions of the Companies (Audit and Auditors) Rules, 2014. Pursuant to the requirements of RBI guidelines, their appointment is required to be approved on an annual basis. Hence their appointment is presently proposed from the conclusion of this AGM till the conclusion of the Twenty-Sixth AGM and thereafter would be placed for approval of the Members on an annuaI basis subject to the approval of the RBI upto the conclusion of the Twenty-Eighth AGM.

The terms of appointment of Walker Chandiok & Co LLP, Chartered Accountants,cover statutory audit of standalone financial statements and consolidated financial statements in accordance with Companies Act, 2013, tina ncial results in accordance with SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, Long Form Audit Report (LFAR) for the year ending March 31, 2020 and other verification and certification requirements as per various regulatory guidelines.

The audit fee payable to Walker Chandiok & Co LLP, Chartered Accountants, amounts to 37.8 million, plus reimbursement of out-of-pocket expenses upto a maximum of 3.0 million and goods and services tax and such other tax(es) as may be applicable.

The Board recommends the Resolution at Item No. 4 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives are in any way concerned or interested, financially or otherwise in the passing of the Resolution at Item No. 4 of the accompanying Notice.

Item No. 6

The Board at its Meeting held on October 26, 2018 based on the recommendation of the Board Governance, Remuneration & Nomination Committee appointed Mr. Hari L. Mundra as an Additional Independent Director of the Bank for five years effective from October 26,2018 to October 25, 2023, subject to the approval of Members. Mr. Mundra was appointed based on his expertise in Credit and Consumer Finance, considering the requirements of the composition of the Board and the areas of expertise prescribed for Directors under the Banking Regulation Act,1949.

In the opinion of the Board and based on the declaration of independence submitted by Mr. Hari L. Mundra, Mr. Mundra is a person of integrity, has the necessary knowledge, experience and expertise for being appointed as an Independent Director and fulfills the conditions specified in the Companies Act, 2013 ("the Act") and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations,2015 ("Listing Regulations") for appointment as an Independent Director of the Bank.

In terms of Section 161 of the Act and Articles of Association of the Bank, Mr. Mundra holds office as a Director up to the date of this Annual General Meeting. In terms of Section 160 of the Act, the Bank has received a notice from a Member signifying intention to propose Mr. Mundra as a candidate for the office of Independent Director of the Bank.

The required details in terms of Regulation 36(3) of the Listing Regulations and Secretarial Standard on GeneraI Meetings is provided in Annexure I to the Notice.

The Board recommends the Resolution at Item No. 6 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives other than Mr. Mundra and his relatives, are concerned or interested, financially or otherwise,in the passing of this resolution.

The terms and conditions relating to the appointment of Mr. Mundra would be available for inspection at the Registered Office of the Bank and copies thereof shall also be made available for inspection at the Corporate Office of the Bank on all working days from 11:00 a.m. IST to 1:00 p.m. IST upto August 9, 2019 and also at the Meeting.

(ICICI Bank	ANNUAL REPORT 2018-19

NOTICE

Item No. 7

The Board at its Meeting held on January 14, 2019 based on the recommendation of the Board Governance, Remuneration & Nomination Committee appointed Ms. Rama Bijapurkar as an Additional lndependent Director of the Bank for five years effective from January 14,2019 to January 13, 2024, subject to the approval of Members. Ms. Bijapurkar was appointed based on her expertise in Business Management and Marketing, considering the requirements of the composition of the Board and the areas of expertise prescribed for Directors under the Banking Regulation Act,1949.

In the opinion of the Board and based on the declaration of independence submitted by Ms. Rama Bijapurkar, Ms. Bijapurkar is a person of integrity, has the necessary knowledge,experience and expertise for being appointed as an Independent Director and fulfills the conditions specified in the Companies Act, 2013 ("the Act") and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations,2015 ("Listing Regulations") for appointment as an Independent Director of the Bank.

In terms of Section 161 of the Act and Articles of Association of the Bank, Ms. Bijapurkar holds office as a Director up to the date of this Annual General Meeting. In terms of Section 160 of the Act,the Bank has received a notice from a Member signifying intention to propose Ms. Bijapurkar as a candidate for the office of Independent Director of the Bank.

The required details in terms of Regulation 36(3) of the Listing Regulations and Secretarial Standard on General Meetings is provided in Annexure I to the Notice.

The Board recommends the Resolution at Item No. 7 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives other than Ms. Bijapurkar and her relatives, are concerned or interested, financially or otherwise,in the passing of this resolution.

The terms and conditions relating to the appointment of Ms. Bijapurkar would be available for inspection at the Registered Office of the Bank and copies thereof shall also be made available for inspection at the Corporate Office of the Bank on all working days from 11:00 a.m. 1ST to 1:00 p.m. 1ST upto August 9,2019 and aIso at the Meeting.

Item No. 8

The Board at its Meeting held on January 14, 2019 based on the recommendation of the Board Governance, Remuneration & Nomination Committee appointed Mr. B. Sriram as an Additional Independent Director of the Bank for five years effective from January 14, 2019 to January 13, 2024, subject to the approval of Members. Mr. Sriram was appointed based on his special knowledge and practicaI experience in Banking and Finance, considering the requirements of the composition of the Board and the areas of expertise prescribed for Directors under the Banking Regulation Act, 1949.

In the opinion of the Board and based on the declaration of independence submitted by Mr. B. Sriram, Mr. Sriram is a person of integrity, has the necessary knowledge,experience and expertise for being appointed as an Independent Director and fulfills the conditions specified in the Companies Act,2013 ("the Act") and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("Listing Regulations") for appointment as an Independent Director of the Bank.

In terms of Section 161 of the Act and Articles of Association of the Bank, Mr. Sriram holds office as a Director up to the date of this Annual General Meeting. In terms of Section 160 of the Act, the Bank has received a notice from a Member signifying intention to propose Mr. Sriram as a candidate for the office of Independent Director of the Bank.

The required details in terms of Regulation 36(3) of the Listing Regulations and Secretarial Standard on General Meetings is provided in Annexure I to the Notice.

The Board recommends the Resolution at Item No. 8 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key ManageriaI Personnel of the Bank and their relatives other than Mr. Sriram and his relatives, are concerned or interested, financially or otherwise,in the passing of this resolution.

The terms and conditions relating to the appointment of Mr. Sriram would be available for inspection at the Registered Office of the Bank and copies thereof shall also be made available for inspection at the Corporate Office of the Bank on all working days from 11:00 a.m. IST to 1:00 p.m. IST upto August 9,2019 and also at the Meeting.

Item No.9

The Board of Directors of the Bank based on the recommendation of the Board Governance, Remuneration & Nomination Committee appointed Mr. Subramanian Madhavan as an Additional Independent Director of the Bank for five years effective from April 14, 2019 to April 13, 2024, subject to the approval of Members. Mr. Madhavan was appointed based on his special knowledge and practical experience in Accountancy, Economics, Finance, Law, Information Technology, Human Resources,Risk Management and Business Management, considering the requirements of the composition of the

(ICICI Bank	ANNUAL REPORT 2018-19

Board and the areas of expertise prescribed for Directors under the Banking Regulation Act, 1949.

In the opinion of the Board and based on the declaration of independence submitted by Mr. Subramanian Madhavan, Mr. Madhavan is a person of integrity, has the necessary knowledge, experience and expertise for being appointed as an Independent Director and fulfills the conditions specified in the Companies Act, 2013 ("the Act") and the Securities and Exchange Board of India (Listing obligations and Disclosure Requirements) Regulations, 2015 ("Listing Regulations") for appointment as an Independent Director of the Bank.

In terms of Section 161 of the Act and Articles of Association of the Bank, Mr. Madhavan holds office as a Director up to the date of this AnnuaI General Meeting. In terms of Section 160 of the Act, the Bank has received a notice from a Member signifying intention to propose Mr. Madhavan as a candidate for the office of Independent Director of the Bank.

The required details in terms of Regulation 36(3) of the Listing Regulations and Secretarial Standard on General Meetings is provided in Annexure I to the Notice.

The Board recommends the Resolution at Item No. 9 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives other than Mr. Madhavan and his relatives, are concerned or interested, financially or otherwise,in the passing of this resolution.

The terms and conditions relating to the appointment of Mr. Madhavan would be available for inspection at the Registered Office of the Bank and copies thereof shaII also be made available for inspection at the Corporate Office of the Bank on all working days from 11 :00 a.m. 1ST to 1:00 p.m. 1ST upto August 9, 2019 and also at the Meeting.

Item No. 10

The Members of the Company vide Resolution passed at the Annual General Meeting held on September 12, 2018 approved the appointment and remuneration of Mr. Sandeep Bakhshi as Wholetime Director and Chief Operating Officer of the Bank effective from the date of receipt of approval from Reserve Bank of India (RBI) i.e. July 31, 2018.

The Board at its Meeting held on October 4, 2018, based on the recommendation of the Board Governance, Remuneration & Nomination Committee ("the Committee") appointed Mr. Bakhshi as the Managing Director & Chief Executive Officer (MD & CEO) for a period of five years effective October 4, 2018 or from the date of receipt of approval from RBI,whichever is later,until October 3, 2023. RBI vide its letter dated October 15, 2018, has approved the appointment and remuneration of Mr. Bakhshi for a period of three years effective October 15,2018.

The Board at its Meeting held on May 6, 2019, based on the recommendation of the Committee,approved the grant of 610,500 stock options for FY 2019 to Mr. Bakhshi, subject to RBI approval.

Mr. Bakhshi was appointed based on his expertise in Banking, Finance, and Insurance, considering the requirements of the composition of the Board and the areas of expertise prescribed for Directors under the Banking Regulation Act,1949.

The required detaiIs in terms of Regulation 36(3) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Secretarial Standard on General Meetings is provided in Annexure I to the Notice.

The Board recommends the Resolution at Item No. 10 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives other than Mr. Bakhshi and his relatives are concerned or interested, financially or otherwise,in the passing of this resolution.

The copy of the approval granted by RBI and the terms and conditions relating to the appointment and remuneration of Mr. Bakhshi as MD & CEO of the Bank would be available for inspection at the Registered Office of the Bank and copies thereof shaII also be made available for inspection at the Corporate Office of the Bank on all working days from 11 :00 a.m. IST to 1:00 p.m. IST upto August 9, 2019 and also at the Meeting.

Item Nos. 11 and 12

The Board at its Meeting held on May 6, 2019, based on the recommendation of the Board Governance, Remuneration & Nomination Committee, subject to the approval of Reserve Bank of India (RBI), Members of the Bank and such other regulatory approvals as may be applicable,appointed Mr. Sandeep Batra as an Additional Director and Wholetime Director (designated as Executive Director) of the Bank for a period of five years effective from May 7, 2019 or the date of receipt of approval from RBI, whichever is later. Mr. Batra was appointed based on his expertise in Accountancy, Banking, Finance, Risk Management, Business Management and Insurance, considering the requirements of the composition of the Board and the areas of expertise prescribed for Directors under the Banking Regulation Act,1949.

In terms of Section 160 of the Companies Act, 2013 ("the Act"), the Bank has received a notice from a Member signifying intention to propose Mr. Batra as a candidate for the office of Director of the Bank.

(ICICI Bank	ANNUAL REPORT 2018-19

NOTICE

The required details in terms of Regulation 36(3) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Secretarial Standard on General Meetings is provided in Annexure I to the Notice.

The Board recommends the Resolution at Item Nos. 11 and 12 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives other than Mr. Batra and his relatives are concerned or interested, financially or otherwise in the passing of these Resolutions.

The terms and conditions relating to the appointment and remuneration of Mr. Batra as a Wholetime Director (designated as Executive Director) of the Bank would be available for inspection at the Registered Office of the Bank and copies thereof shall also be made available for inspection at the Corporate Office of the Bank on all working days from 11:00 a.m. IST to 1:00 p.m. IST upto August 9, 2019 and also at the Meeting.

Item No. 13

The Members of the Company vide Resolution passed at the Annual General Meeting held on June 24, 2013 approved the re-appointment and remuneration of Mr. N. S. Kannan as a wholetime Director (designated as Executive Director) of the Bank effective from May 1, 2014 upto April 30, 2019. The Board from time to time based on the recommendations of the Board Governance, Remuneration & Nomination Committee ("the Committee") has determined the remuneration to be paid to Mr. Kannan within the range approved by the Members and approval of Reserve Bank of India (RBI) has been obtained for the same.

The Bank has adopted a compensation policy in line with the guidelines issued by the RBI on compensation for wholetime Directors I CEO I risk takers and control function staff. The compensation policy was followed for the revision in remuneration to wholetime Directors. The structure of remuneration for wholetime Directors seeks to ensure that fixed pay is reasonable, taking into account all factors including industry practice, and remuneration is symmetric with risk outcomes.

The Board, at its Meeting held on May 7, 2018, based on the recommendation of the Committee, considered a uniform increment upto 15% for all the wholetime Directors and approved the revision in salary to ₹1,941,830 per month and supplementary allowance to ₹1,379,426 per month to Mr. Kannan, subject to the approval of RBI and the Members. RBI vide its letter dated November 13, 2018 have inter-alia approved the said revision in salary and supplementary allowance with effect from April 1, 2018 to June 18, 2018. The Board also at the same Meeting approved the payment of performance bonus of ₹16,981,740 and grant of 718,000 stock options for FY 2018 to Mr. Kannan, subject to RBI approval. The performance bonus and stock options for FY 2018 is pending RBI approvals.

Mr. N. S. Kannan assumed office as the Managing Director & CEO of ICICI Prudential Life Insurance Company Limited with effect from June 19, 2018. Consequent to the above, Mr. N. S. Kannan ceased to be a wholetime Director of the Bank effective close of business hours on June 18, 2018 and would be eligible for the revised remuneration for the period April 1, 2018 to June 18, 2018 on a proportionate basis.

The Board at its Meeting held on May 6, 2019, based on the recommendation of the Committee, approved the payment of performance bonus of ₹3,450,467 for FY 2019 to Mr. Kannan, subject to RBI approval.

The other components of remuneration have been mentioned in Item No. 13 of the Notice.

The required details in terms of Regulation 36(3) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Secretarial Standard on General Meetings is provided in Annexure I to the Notice.

The Board recommends the Resolution at Item No. 13 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives are concerned or interested, financially or otherwise,in the passing of this resolution.

The copy of the approval granted by RBI would be available for inspection at the Registered Office of the Bank and copies thereof shall also be made available for inspection at the Corporate Office of the Bank on all working days from 11 :00 a.m. 1ST to 1:00 p.m. 1ST upto August 9, 2019 and also at the Meeting.

Item No. 14

The Members of the Company vide Resolution passed through postal ballot on April 22, 2016 approved the appointment and remuneration of Ms. Vishakha Mulye as a wholetime Director (designated as Executive Director) of the Bank effective from January 19, 2016 to January 18, 2021. The Board from time to time based on the recommendations of the Board Governance, Remuneration & Nomination Committee ("the Committee") has determined the remuneration to be paid to Ms. Mulye within the range approved by the Members and approval of Reserve Bank of India (RBI) has been obtained for the same.

The Bank has adopted a compensation policy in line with the guidelines issued by the RBI on compensation

(ICICI Bank	ANNUAL REPORT 2018-19

for wholetime Directors I CEO I risk takers and control function staff. The compensation policy was followed for the revision in remuneration to wholetime Directors. The structure of remuneration for wholetime Directors seeks to ensure that fixed pay is reasonable, taking into account all factors including industry practice, and remuneration is symmetric with risk outcomes.

The Board at its Meeting held on May 7,2018,based on the recommendation of the Committee, considered a uniform increment upto 15% for a II the wholetime Directors and approved the revision in salary to ₹1,941,830 per month and supplementary allowance to ₹1,379,426 per month to Ms. Mulye subject to the approval of RBI and the Members. RBI vide its letter dated November 13, 2018 have inter-alia approved the said revision in salary and supplementary allowance with effect from April 1,

2018. The Board also at the same Meeting approved the payment of performance bonus of ₹16,981,740 and grant of 718,000 stock options for FY 2018 to Ms. Mulye,subject to RBI approvaI. The performance bonus and stock options for FY 2018 is pending RBI approvals.

The Board at its Meeting held on May 6, 2019, based on the recommendation of the Committee, approved revision in salary to ₹2,038,920 per month and supplementary allowance to ₹1,448,397 per month to Ms. Mulye with effect from ApriI 1, 2019, subject to the approval of RBI and the Members. The Board also at the same Meeting approved the payment of performance bonus of ₹15,942,029 and grant of 610,500 stock options for FY 2019 to Ms. Mulye,subject to RBI approval.

The other components of remuneration have been mentioned in Item No. 14 of the Notice.

The required details in terms of Regulation 36(3) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Secretarial Standard on General Meetings is provided in Annexure I to the Notice.

The Board recommends the Resolution at Item No. 14 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives other than Ms. Mulye and her relatives are concerned or interested, financially or otherwise,in the passing of this resolution.

The copy of the approval granted by RBI would be available for inspection at the Registered Office of the Bank and copies thereof shall also be made available for inspection at the Corporate Office of the Bank on all working days from 11:00 a.m. 1ST to 1:00 p.m. 1ST upto August 9, 2019 and also at the Meeting.

Item No. 15

The Members of the Company vide Resolution passed at the Annual General Meeting held on July 11, 2016 approved the appointment and remuneration of Mr. Vijay Chandok as a wholetime Director (designated as Executive Director) of the Bank for a period of five years effective from the date of receipt of approval from Reserve Bank of India (RBI), which was received on July 28, 2016. The Board from time to time based on the recommendations of the Board Governance, Remuneration & Nomination Committee (''the Committee") has determined the remuneration to be paid to Mr. Chandok within the range approved by the Members and approval of RBl has been obtained for the same.

The Bank has adopted a compensation policy in line with the guidelines issued by the RBI on compensation for wholetime Directors I CEO I risk takers and control function staff. The compensation policy was followed for the revision in remuneration to wholetime Directors. The structure of remuneration for wholetime Directors seeks to ensure that fixed pay is reasonable, taking into account all factors including industry practice, and remuneration is symmetric with risk outcomes.

The Board based on the recommendation of the Committee at its Meeting held on May 7, 2018 considered a uniform increment upto 15% for all the wholetime Directors and approved the revision in salary to ₹1,755,620 per month and supplementary allowance to ₹1,289,694 per month to Mr. Chandok subject to the approval of RBI and the Members. RBI vide its letter dated November 13, 2018 have inter-alia approved the said revision in salary and supplementary allowance with effect from April 1, 2018. The Board also at the same Meeting approved the payment of performance bonus of ₹15,570,846 and grant of 718,000 stock options for FY 2018 to Mr. Chandok, subject to RBI approval. The performance bonus and stock options for FY 2018 is pending RBI approvals.

Mr. Vijay Chandok ceased to be Director of the Bank at the end of day on May 6, 2019 and assumes office as Managing Director & CEO of ICICI Securities Limited with effect from May 7, 2019.

The Board at its Meeting held on May 6, 2019, based on the recommendation of the Committee,approved the revision in salary to ₹2,038,920 per month and supplementary allowance to ₹1,448,397 per month to Mr. Chandok with effect from April 1, 2019 to May 6, 2019 on a proportionate basis, subject to the approval of RBI and the Members. The Board also at the same Meeting approved the payment of performance bonus of ₹14,617,507 and grant of 610,500 stock options for FY 2019 to Mr. Chandok, subject to RBI approval.

(ICICI Bank	ANNUAL REPORT 2018-19

NOTICE

The other components of remuneration have been mentioned in Item No. 15 of the Notice.

The required details in terms of Regulation 36(3) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Secretarial Standard on General Meetings is provided in Annexure I to the Notice.

The Board recommends the Resolution at Item No. 15 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives other than Mr. Chandok and his relatives are concerned or interested, financially or otherwise,in the passing of this resolution.

The copy of the approval granted by RBI would be available for inspection at the Registered Office of the Bank and copies thereof shall also be made available for inspection at the Corporate Office of the Bank on all working days from 11:00 a.m. IST to 1:00 p.m. IST upto August 9, 2019 and also at the Meeting.

Item No. 16

The Members of the Company vide Resolution passed at the Annual General Meeting held on June 30, 2017 approved the appointment and remuneration of Mr. Anup Bagchi as a wholetime Director (designated as Executive Director) of the Bank effective from February 1, 2017 to January 31, 2022. The Board from time to time based on the recommendations of the Board Governance, Remuneration & Nomination Committee (''the Committee") has determined the remuneration to be paid to Mr. Bagchi within the range approved by the Members and approval of Reserve Bank of India (RBI) has been obtained for the same.

The Bank has adopted a compensation policy in line with the guidelines issued by the RBI on compensation for wholetime Directors I CEO I risk takers and control function staff. The compensation policy was followed for the revision in remuneration to wholetime Directors. The structure of remuneration for wholetime Directors seeks to ensure that fixed pay is reasonable, taking into account all factors including industry practice, and remuneration is symmetric with risk outcomes.

The Board based on the recommendation of the Committee at its Meeting held on May 7, 2018 considered a uniform increment upto 15% for aII the wholetime

Directors and approved the revision in salary to ₹1,755,620 per month and supplementary allowance to ₹1,289,694 per month to Mr. Bagchi subject to the approval of RBI and the Members. RBI vide its letter dated November 13, 2018 have inter-alia approved the said revision in salary and supplementary allowance with effect from April 1, 2018. The Board also at the same Meeting approved the payment of performance bonus of ₹15,570,846 and grant of 718,000 stock options for FY 2018 to Mr. Bagchi, subject to RBI approval. The performance bonus and stock options for FY 2018 is pending RBI approvals.

The Board at its Meeting held on May 6, 2019, based on the recommendation of the Committee, approved the revision in salary to ₹2,038,920 per month and supplementary allowance to ₹1,448,397 per month to Mr. Bagchi with effect from April 1, 2019, subject to the approval of RBI and the Members. The Board also at the same Meeting approved the payment of performance bonus of ₹14,617,507 and grant of 610,500 stock options for FY 2019 to Mr. Bagchi, subject to RBI approval.

The other components of remuneration have been mentioned in Item No. 16 of the Notice.

The information as required under Regulation 36(3) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Secretarial Standard on General Meetings is provided in Annexure I to the Notice.

The Board recommends the Resolution at Item No. 16 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key ManageriaI Personnel of the Bank and their relatives other than Mr. Bagchi and his relatives are concerned or interested, financially or otherwise,in the passing of this resolution.

The copy of the approval granted by RBI would be available for inspection at the Registered Office of the Bank and copies thereof shall also be made available for inspection at the Corporate Office of the Bank on all working days from 11:00 a.m. IST to 1 :00 p.m. IST upto August 9, 2019 and also at the Meeting.

Item No. 17

In view of the changes in regulatory provisions, including enactment of the Companies Act, 2013 (the "2013 Companies Act") and the repeal of the provisions of the

(ICICI Bank	ANNUAL REPORT 2018-19

Companies Act,1956, as amended,it is necessary to align the existing Memorandum of Association (the "MOA") of the Bank with the 2013 Companies Act and rules made thereunder by incorporating the changes as mentioned in Item No. 17 of the Notice.

The Board at its Meeting held on May 6,2019 has approved the alteration of the MOA of the Bank, subject to the approval of the Members of the Bank and such regulatory approvals as may be necessary or required.

A copy of the proposed amended MOA would be available on the Bank's website at www.icicibank.com for perusal by the Members and shall be available for inspection at the Registered Office and at the Corporate Office of the Bank on all working days from 11:00 a.m. IST to 1:00 p.m. IST upto August 9, 2019 and also at the Meeting.

The Board recommends the Resolution at Item No. 17 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors,Key Managerial Personnel of the Bank and their relatives are concerned or interested,financially or otherwise,in the passing of this resolution except to the extent of their shareholding,if any,in the Bank.

Item No. 18

In view of the changes in the regulatory provisions, including enactment of the Companies Act, 2013, the repeal of the provisions of the Companies Act, 1956, as amended, and amendments to the Banking Regulation Act, 1949 and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended upto April 2019, the existing articles of association (the “AOA”) of the Bank require alterations,replacement or deletions.

Hence, it is considered necessary to wholly replace the existing AOA with revised AOA.

The Board at its Meeting held on May 6,2019 has approved the proposed revised AOA of the Bank, subject to the approval of Members of the Bank and such regulatory approvals as may be necessary or required

A copy of the proposed revised AOA would be available on the Bank's website at www.icicibank.com for perusal by the Members and shall be available for inspection at the Registered Office and at the Corporate Office of the Bank on all working days from 11:00 a.m. IST to 1:00 p.m. IST upto August 9,2019 and aIso at the Meeting.

The Board recommends the Resolution at Item No. 18 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors,Key Managerial Personnel of the Bank and their relatives are concerned or interested,financially or otherwise,in the passing of this resolution except to the extent of their shareholding,if any,in the Bank.

By Order of the Board

Ranganath Athreya

Company Secretary

Mumbai,May 6,2019

CIN: L65190GJ1994PLC021012

Website: www.iciciba nk.com

E-mail: investor@icicibank.com

Registered Office: ICICI Bank Tower Near Chakli Circle Old Padra Road Vadodara 390 007 Phone: 0265-6722239	Corporate Office: ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051 Phone: 022-26538900 Fax: 022-26531230

(ICICI Bank	ANNUAL REPORT 2018-19

NOTICE

ANNEXURE I TO ITEM NOS. 6 TO 16 OF THE NOTICE

[Pursuant to Regulation 36(3) of the Securities and Exchange Board of India (Listing Obiigations and Disclosure Requirements) Regulations, 2015 and Secretarial Standard on General Meetings issued by the Institute of Company Secretaries of India]

1.	Mr. Hari L. Mundra

Name of the Director	Mr. Hari L. Mundra
Age	69 years
Date of first appointment on Board	The Board at its Meeting held on October 26,2018 approved the appointment of Mr. Hari L. Mundra as an Additional Independent Director of the Bank for five years effective from October 26,2018 to October 25,2023 subject to the approval of Members.
Qualification	B.A. Hons (Mumbai),M.B.A. (lIM Ahmedabad)
Brief resume including experience

A rank holder both in B.A.Hons and M.B.A., Mr. Hari Mundra has 48 years of extensive industrial experience, both in India and Indonesia. He began his career in 1971 in Hindustan Unilever Ltd and was the youngest member of its Board as the Vice President and Executive Director in charge of Exports at the time he left them in 1995. As a Management Board Member of RPG Group, he was the Group Chief Financial Officer as well as the President and Chief Executive of Carbon Black Business till 2001. In 2002, he joined Wockhardt Group as the Executive Vice Chairman. In 2003, he became the Deputy Managing Director and Finance Director of Essar Oil and was instrumental in its resurrection. Post his superannuation, he has been the Senior Advisor to Hospira, USA for their Indian acquisitions and the Financial Advisor to Wockhardt Group for their turnaround. He has been the Visiting Professor at lIM,Ahmedabad for the last 11 years.Deeply engaged with the social sector, he led the turn around of Indian Cancer Society and continues as its Trustee.

Expertise in specific functional areas	Credit and Consumer Finance
Other Directorships	1. Allcargo Logistics Limited 2. Tata Autocomp Systems Limited
Chairmanship/Membership of Committees in Companies in which position of Director is held

ICICI Bank Limited

1. Stakeholders Relationship Committee- Chairman

2. Credit Committee

Allcargo logistics Limited

1. Nomination and Remuneration Committee- Chairman

2. Audit Committee

3. Risk Management Committee

4. Stakeholder Relationship Committee

5. Finance,Strategy and Legal Committee

Tata Autocomp Systems Limited

1. Audit Committee - Chairman

2. Nomination and Remuneration Committee

Relationship with other Directors, Managers and other Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on March 31, 2019)	Nil
No. of board meetings attended during the year	2/3

(ICICI Bank	ANNUAL REPORT 2018-19

Terms and conditions of appointment or re-appointment including remuneration

Appointed as Independent Director for a term of five years effective from October 26, 2018 to October 25, 2023, subject to the approval of Members. As an Independent director, he is entitled to a sitting fee of ₹1,00,000 for each meeting of the Board and ₹50,000 for each meeting of the Credit Committee and Stakeholders Relationship Committee attended by him. He is also entitled to a profit related commission of ₹1,000,000 per annum subject to availability of profits at the end of the year.

The Review Committee for Identification of Wilful Defaulters/ Non Co-operative Borrowers,constituted by the Bank, comprises of MD & CEO as Chairperson and any two Independent Directors as members,with the Independent Director attending the Meeting being entitled to a sitting fee of ₹50,000 for each Meeting.

During FY2019, he was paid ₹700,000 as sitting fees and is entitled to be paid profit related commission of ₹4,30,137 (on pro-rata basis) for FY2019.

2.	Ms.Rama Bijapurkar

Name of the Director	Ms. Rama Bijapurkar
Age	62 years
Date of first appointment on Board	The Board at its Meeting held on January 14, 2019 approved the appointment of Ms. Rama Bijapurkar as an Additional Independent Director of the Bank for five years effective from January 14, 2019 to January 13,2024 subject to the approval of Members.
Qualification	BSc (Honours) degree in physics from University of Delhi and a Post Graduate Diploma in Management from Indian Institute of Management,Ahmedabad
Brief resume including experience

Ms. Rama Bijapurkar is an independent management consultant working in the area of business-market strategy;and an acknowledged thought leader on 'consumer India' and India's consumer economy. She is a regular visiting faculty at lIM Ahmedabad and is also co-founder of People Research on India's Consumer Economy,a think tank and fact tank focused on providing the "people view" of India's economy and citizen environment.

Ms. Bijapurkar is among India's most experienced independent directors and has served on the boards of several of India's blue chip companies (many of them being in the financial services sector) as well as on the governing councils of academic institutions and public service institutions (including Banking Codes and Standards Board of India and the Insurance Information Bureau of India).

Expertise in specific functiona I areas	Business Management and Marketing
Other Directorships

1. Mahindra and Mahindra Financial Services Limited

2. Emami Limited

3. Nestle India Limited

4. VST Industries Limited

5. National Payments Corporation of India

6. People Research on India's Consumer Economy

(ICICI Bank	ANNUAL REPORT 2018-19

NOTICE

Chairmanship/Membership of Committees in Companies in which position of Director is held

ICICI Bank Limited

1. Customer Service Committee -Chairperson

2. Board Governance,Remuneration & Nomination Committee

Mahindra and Mahindra Financial Services Limited

1. Stakeholders Relationship Committee- Chairperson

2. Audit Committee

3. Risk Management Committee

Nestle India Limited

1. Stakeholders Relationship Committee- Chairperson

2. Corporate Social Responsibility Committee

National Payments Corporation of India

1. Business Strategy Committee- Chairperson

2. Corporate Social Responsibility Committee

Relationship with other Directors, Managers and other Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on March 31, 2019)	2,600 equity shares
No. of board meetings attended during the year	2/2
Terms and conditions of appointment including remuneration

Appointed as an Independent Director for a term of five years effective from January 14, 2019 to January 13, 2024, subject to the approval of Members. As an Independent director, she is entitled to a sitting fee of ₹100,000 for each meeting of the Board and 50,000 for each meeting of Customer Service Committee and Board Governance, Remuneration & Nomination Committee attended by her. She is also entitled to a profit related commission of ₹1,000,000 per annum subject to availability of profits at the end of the year.

The Review Committee for Identification of Wilful Defaulters/ Non Co-operative Borrowers, constituted by the Bank,comprises of MD & CEO as Chairperson and any two Independent Directors as members,with the Independent Director attending the Meeting being entitled to a sitting fee of ₹50,000 for each Meeting.

During FY2019, she was paid ₹350,000 as sitting fees and is entitled to be paid profit related commission of ₹2,10,959 (on pro-rata basis) for FY2019.

3.	Mr. B. Sriram

Name of the Director	Mr. B. Sriram
Age	60 years
Date of first appointment on Board	The Board at its Meeting held on January 14, 2019 approved the appointment of Mr. B. Sriram as an Additional Independent Director of the Bank for five years effective from January 14,2019 to January 13,2024 subject to the approval of Members.

(ICICI Bank	ANNUAL REPORT 2018-19

Qualification

M.Sc Physics,St Stephen's College,Delhi University;
B.Sc (Hons) Physics, St Stephen's College,Delhi University;

AlMA Diploma in Management, All India Management Association,New Delhi;

Diploma in International Law & Diplomacy,The Indian Academy of International Law & Diplomacy,New Delhi;

Certificated Associate of the Indian Institute of Banking & Finance (formerly known as The Indian Institute of Bankers),Mumbai

Brief resume including experience

Mr. Sriram is a Certificated Associate of the Indian Institute of Banking & Finance (formerly The Indian Institute of Bankers), Mumbai. He holds a Diploma in International Law & Diplomacy from the Indian Academy of International Law & Diplomacy, New Delhi and an AlMA Diploma in Management from the All India Management Association, New Delhi. He is also an M.Sc in Physics and B.Sc (Hons) in Physics from St Stephen's College, Delhi University.

Mr Sriram was:

Managing Director & CEO, lDBI Bank Ltd from June 30, 2018 to September 29, 2018

Managing Director,State Bank of India from July 2014 to June 2018

Managing Director, State Bank of Bikaner & Jaipur from March 2013 to July 2014

He has worked with State Bank of India for about 37 years and is well experienced in all areas of Banking and Finance. He joined State Bank of India as a Probationary Officer in December 1981 and has held various key assignments within the Bank and the Group in Credit and Risk, Retail, Operations, IT, Treasury, Investment Banking and International Operations.

Expertise in specific functional areas	Banking and Finance
Other Directorships	Nil
Chairmanship/Membership of Committees in Companies in which position of Director is held	ICICI Bank limited 1. Risk Committee- Chairman 2. Board Governance,Remuneration & Nomination Committee
Relationship with other Directors, Managers and other Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on March 31,2019)	Nil
No. of board meetings attended during the year	2/2

(ICICI Bank	ANNUAL REPORT 2018-19

NOTICE

Terms and conditions of appointment including remuneration

Appointed as Independent Director for a term of five years effective from January 14, 2019 to January 13, 2024,subject to the approval of Members. As an independent director,he is entitled to a sitting fee of ₹100,000 for each meeting of the Board and ₹50,000 for each meeting of Risk Committee and Board Governance, Remuneration & Nomination Committee attended by him. He is also entitled to a profit related commission of ₹1,000,000 per annum subject to availability of profits at the end of the year.

The Review Committee for Identification of Wilful Defaulters/ Non Co-operative Borrowers,constituted by the Bank, comprises of MD & CEO as Chairperson and any two Independent Directors as members,with the Independent Director attending the Meeting being entitled to a sitting fee of ₹50,000 for each Meeting.

During FY2019, he was paid ₹450,000 as sitting fees and is entitled to be paid profit related commission of ₹2,10,959 (on pro-rata basis) for FY2019.

4.	Mr. Subramanian Madhavan

Name of the Director	Mr. Subramanian Madhavan
Age	62 years
Date of first appointment on Board

The   Board   approved  the   appointment  of   Mr.   Subramanian Madhavan as an AdditionaI Independent Director of the  Bank for five years effective from April 14, 2019 to April 13, 2024 subject  to the approval of Members.

Qualification	Fellow Chartered Accountant and Master's Degree in Business Administration
Brief resume including experience	Mr. Subramanian Madhavan has around 37 years of experience in Accountancy, Economics, Finance, Law, Information Technology, Human Resources,Risk Management and Business Management. He started his career with Hindustan Unilever Limited. He had thereafter established a highly successful tax practice and served large Indian and multinational clients. He was then a senior partner and Executive Director in PricewaterhouseCoopers Private Limited. He has also served as the President Northern Region, Indo-American Chamber of Commerce and has been a past Co-Chairman, Taxation Committee, ASSOCHAM. He is presently acting as Co-Chairman of the GST Task Force, constituted by FICCI. He is a member of the Institute of Directors, the All India Management Association and the Delhi Management Association.
Expertise in specific functional areas	Accountancy, Economics, Finance, Law, Information Technology, Human Resources,Risk Management and Business Management
Other Directorships

1. UFO Moviez India Limited

2. Glaxosmithkline Consumer Health Care Limited

3. Transport Corporation of India Limited

4. HCL Technologies Limited

5. CBIX Technology Solutions Private Limited

6. Shopkhoj Content Private Limited

7. Scrabble Entertainment Limited

(ICICI Bank	ANNUAL REPORT 2018-19

Chairmanship/Membership of Committees in Companies in which position of Director is held

ICICI Bank Limited

1. Audit Committee

2. Risk Committee

HCL Technologies Limited

1. Audit Committee- Chairman

2. Finance Committee- Chairman

3. Stakeholders Relationship Committee- Chairman

4. Corporate Social Responsibility Committee

UFO Moviez India Limited

1. Nomination & Remuneration Committee-Chairman

2. Audit Committee

Glaxosmithkline Consumer Health Care Limited

1. Audit Committee

2. CSR Committee

Scrabble Entertainment Limited

1. Audit Committee- Chairman

Relationship with other Directors, Managers and other Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on the date of appointment)	1,600 equity shares
No. of board meetings attended during the year	Not applicable
Terms and conditions of appointment including remuneration

Appointed as Independent Director for a term of five years effective from April 14, 2019 to April 13, 2024 subject to the approval of Members. As an independent director,he is entitled to a sitting fee of ₹100,000 for each meeting of the Board and Audit Committee and ₹50,000 for each meeting of Risk Committee attended by him. He is also entitled to a profit related commission of ₹1,000,000 per annum subject to availability of profits at the end of the year.

The Review Committee for Identification of Wilful Defaulters/ Non Co-operative Borrowers,constituted by the Bank, comprises of MD & CEO as Chairperson and any two Independent Directors as members,with the Independent Director attending the Meeting being entitled to a sitting fee of ₹50,000 for each Meeting.

5.	Mr. Sandeep Bakhshi

Name of the Director	Mr. Sandeep Bakhshi
Age	58 years
Date of first appointment on Board

The Board at its Meeting held on June 18, 2018 approved the appointment of Mr. Sandeep Bakhshi as Wholetime Director and Chief Operating Officer (Designate). Reserve Bank of India (RBI) and Members approved the said appointment effective July 31,2018.

The Board at its Meeting held on October 4, 2018 approved the appointment of Mr. Bakhshi as Managing Director and Chief Executive Officer (MD & CEO) for a period of five years, subject to approval of RBI and Members. RBI approved the appointment of Mr. Bakhshi as MD & CEO for a period of three years effective October 15, 2018.

Qualification	Bachelor of Mechanical Engineering, Post Graduate Degree in Management

(ICICI Bank	ANNUAL REPORT 2018-19

NOTICE

Brief resume including experience

Mr. Sandeep Bakhshi joined the Group on December 1, 1986, in the Project financing group of ICICI Limited. In the Bank,he was responsible for the Wholesale Banking & Small and Medium enterprises business. He was appointed the Managing Director & CEO of ICICI Lombard General Insurance Company on April 1, 2002 and was instrumental in scaling up the private sector general insurance offerings in the country. Mr. Bakhshi was appointed as the Deputy Managing Director and had handled both the Retail and Corporate Banking business of ICICI Bank Limited, from May 1, 2009 to July 31, 2010. He was thereafter appointed as the Managing Director & CEO of ICICI Prudential Life Insurance Company from August 1, 2010 where under his leadership the Company redesigned various products, re-engineered the distribution architecture and made significant improvement in productivity. He successfully led the listing of the Company. He has leveraged technology and innovative business practices to enhance the quality of products and services offered to customers and improved operational efficiency. Previously, he has also served as the Chairman of ICICI Home Finance Company Limited.

His responsibilities over the years include Strategic planning, business development,project appraisals,project monitoring and business re-structuring across the Group's banking & insurance companies. He has over 32 years of experience in Finance, Banking and Insurance.

Expertise in specific functional areas	Banking,Finance and Insurance
Other Directorships	None
Chairmanship/Membership of Committees in Companies in which position of Director is held

ICICI Bank limited

1.  Credit Committee -Chairman

2.  Review Committee for Identification of Wilful Defaulters/ Non Co-operative Borrowers- Chairman

3.  Asset Liability Management Committee

4.  Risk Committee

5.  Customer Service Committee

6.  Information Technology Strategy Committee

7.  Committee for Senior Management

8.  Fraud Monitoring Committee

9.  Committee of Executive Directors

Relationship with other Directors, Managers and other Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on March 31, 2019)	524,505 equity shares
No. of board meetings attended during the year	6/6 (2 as Wholetime Director & COO and 4 as MD & CEO)
Terms and conditions of appointment including remuneration

Terms of remuneration as approved by RBI and Members from time to time.

The details of remuneration last drawn within the terms as approved by RBI is as below:

Basic Salary - ₹2,381,000 per month

Supplementary Allowance - ₹1,632,500 per month

(ICICI Bank	ANNUAL REPORT 2018-19

6.	Mr. Sandeep Batra

Name of the Director	Mr. Sandeep Batra
Age	53 years
Date of first appointment on Board	The Board at its Meeting held on May 6, 2019 approved the appointment of Mr. Sandeep Batra as an Additional Director and Wholetime Director (designated as Executive Director) of the Bank for a period of five years effective from May 7,2019 or the date of receipt of approval from Reserve Bank of India,whichever is later.
Qualification	B.com,F.C.A,A.C.S
Brief resume including experience

Mr. Sandeep Batra has been working with ICICI Group for the last 18 years and currently President- Corporate Centre at ICICI Bank.

As President-Corporate Centre,Mr. Batra oversees the risk, internal audit, financial crime prevention, government relations, operations, secretariaI and corporate communication functions at Bank.

Mr. Batra has been a founder member of the ICICI Prudential Life Insurance team and has worked with the organization as its Chief Financial Officer from September 2000 till 2006 till he joined ICICI Bank as its Group Compliance officer.

Mr. Batra rejoined ICICI Prudential Life Insurance as Executive Director in 2014.

At ICICI Prudential Life Insurance his oversight functions included Finance,investments, actuarial,risk and campiiance functions. He was also instrumental in leading the company to India's first IPO in the insurance space.

Expertise in specific functiona I areas	Accountancy, Banking, Finance, Risk Management, Business Management and Insurance
Other Directorships

1. ICICI Prudential Life Insurance Company Limited

2. ICICI Lombard General Insurance Company Limited

3. ICICI Prudential Asset Management Company Limited

4. ICICI Venture Funds Management Company Limited

5. ICICI Bank UK PLC

6. Cheryl Advisory Private Limited

Chairmanship/Membership of Committees in Companies in which position of Director is held

ICICI Prudential life Insurance Company limited

1. Board Audit Committee

2. Board Investment Committee

3. Board Risk Management Committee

4. With Profits Committee

ICICilombard General Insurance Company limited

1. Audit Committee

2. Investment Committee

3. Risk Management Committee

ICICI Prudential Asset Management Company limited

1. Audit and Risk Committee

2. Nomination and Remuneration Committee

ICICI Venture Funds Management Company limited

1. Nomination and Remuneration Committee

ICICI Bank UK PLC

1. Board Conduct Risk Committee

(ICICI Bank	ANNUAL REPORT 2018-19

NOTICE

Relationship with other Directors, Managers and other Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on May 6,2019)	30,000 equity shares
No. of board meetings attended during the year	Not applicable
Terms and conditions of appointment including remuneration	Wholetime Directorliableto retire by rotation.Terms of remuneration would be as approved by RBI and Members from time to time.

7.	Mr. N. S. Kannan

Name of the Director	Mr. N. S. Kannan
Age	54 years
Date of first appointment on Board	May 1,2009 till June 18,2018
Qualification	Bachelor of Engineering (Honours) - NIT, Trichy, Post Graduate Diploma in Management - lIM Bangalore, Chartered Financial Analyst - ICFAI
Brief resume including experience

Mr. N.S. Kannan is the Managing Director & CEO of ICICI Prudential Life Insurance Company Limited since June 19, 2018.

Mr. Kannan has been with the ICICI group for over 27 years. He was the Executive Director of ICICI Bank Limited from May 2009 till June 18,2018.

His responsibilities included Finance, Treasury, Corporate Legal, operations, Secretarial, Corporate Communications, Corporate Branding, Infrastructure Management and the Strategic Solutions Group. He also had the responsibility for day-to-day administration of the Risk Management, Compliance and Internal Audit functions. Additionally,the President of ICICI Foundation for Inclusive Growth, also reported to Mr. Kannan.

Prior to joining the Board of ICICI Bank, he was the Executive Director of ICICI Prudential Life Insurance Company from August 2005 to April 2009.

Mr. Kannan is a postgraduate in management from the Indian Institute of Management, Bangalore with the gold medal for Best All-round PerformanCe. He is also a Chartered Financial Analyst from the Institute of Chartered Financial Analysts of India and an Honours graduate in Mechanical Engineering from National Institute of Technology (formerly Regional Engineering College), Tiruchirappalli.

In 2015, Mr. Kannan was inducted as a member of the CFO Hall of Fame by CFO India publication for an exemplary career and contribution to the world of finance. In 2013,he was voted the Best CFO in India by Finance Asia. He was adjudged the Best CFO in the Indian banking/financial services sector at the CNBC TV 18 CFO Awards in 2012 and 2013.

Expertise in specific functional areas	Treasury, CommerciaI Banking, Corporate Legal, Risk Management, Secretarial, Corporate Communications and Corporate Branding
Other Directorships (as on March 31, 2019)	1. ICICI Prudential Life Insurance Company Limited 2. ICICI Prudential Pension Funds Management Company Limited

(ICICI Bank	ANNUAL REPORT 2018-19

Chairmanship/Membership of Committees in Companies in which position of Director is held (as on March 31,2019)	ICICI Prudential Life Insurance Company Limited 1. Board Investment Committee 2. Stakeholder Relationship Committee 3. With Profits Committee 4. Strategy Committee
No. of equity shares held in the Company (as on March 31,2019)	Nil
Relationship with other Directors, Managers and other Key Managerial Personnel of the Company	None
No. of board meetings attended during the year	8/9 (till June 18,2018)
Terms and conditions of appointment or re-appointment including remuneration	The details of remuneration last drawn within the terms as approved by RBI is as below: Basic Salary - ₹1,941,830 per month Supplementary Allowance - ₹1,379,426 per month

8.	Ms. Vishakha Mulye

Name of the Director	Ms. Vishakha Mulye
Age	50 years
Date of first appointment on Board	The Board at its Meeting held on November 16, 2015 approved the appointment of Ms. Vishakha Mulye as a Wholetime Director (designated as Executive Director). RBIand Members have approved the said appointment for five years effective January 19, 2016.
Qualification	B.Com.,C.A.
Brief resume including experience

Ms. Vishakha Mulye is an Executive Director on the Board of ICICI Bank since January 2016. She heads the Wholesale Banking Group (WBG) at the Bank.

Ms. Mulye has been with the ICICI Group since 1993.1n her career, she has handled several responsibilities in the areas of strategy, treasury & markets, proprietary equity investing and management of long-term equity investments, structured finance, management of special assets and corporate & project finance.

Ms. Mulye led the team that planned and executed the merger of ICICI and ICICI Bank in 2002. From 2002 to 2005, she was responsible for the Bank's structured finance and global markets businesses, and its financial institutions' relationships. In 2005, she took over as the Group Chief Financial Officer. In 2007 she was elevated to the Board of ICICI Lombard General Insurance Company and in 2009, she assumed leadership of ICICI Venture Funds Management Company as its MD & CEO. Currently, apart from ICICI Bank,Ms. Mulye is also on the board of ICICI Lombard General Insurance and chairs the board of ICICI Bank Canada.

(ICICI Bank	ANNUAL REPORT 2018-19

NOTICE

Ms. Mulye is a member of Aspen Institute's 'India Leadership Initiative'. She was also selected as 'Young Global Leader' in 2007 by the World Economic Forum. She received the 'India CFO Award' in 2006 from IMA India for 'Excellence in Finance in a Large Corporate' and 'CA Corporate Leader Award' in 2008 from the Institute of Chartered Accountants. In February 2012,she received the 'GR8! Women Awards' from the Indian Television Academy for her contribution as an 'Eminent Personality in the field of Banking'. In March 2019, she was feIic itated at News 18 Lokmat's award ceremony 'Mukta Sanman' for her work in the field of Business and Finance.

Ms. Mulye features in several power lists such as the 'Most Powerful Women in Indian Business' by Business Today and 'Most Powerful Women' by Fortune India. She was inducted into Business Today's 'Hall of Fame' after being featured seven times in a row in its power list.

Expertise in specific functional areas	Banking and Finance
Other Directorships	1. ICICI Lombard General Insurance Company Limited 2. ICICI Bank Canada
Chairmanship/Membership of Committees in Companies in which position of Director is held

ICICI Bank Limited

1. Committee of Executive Directors

2. Committee for Identification of Wilful Defaulters/ Non Co-operative Borrowers

3. Asset Liability Management Committee

4. Committee of Senior Management

5. Credit Committee

ICICI lombard General Insurance Company Limited

1. Board Nomination and Remuneration Committee

2. Strategy Committee

ICICI Bank Canada

1. Audit Committee

Relationship with other Directors, Managers and other Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on March 31, 2019)	1,037,487 equity shares including 1,375 equity shares as joint holder
No. of board meetings attended during the year	15/18
Terms and conditions of appointment or re-appointment including remuneration

Wholetime Director liable to retire by rotation. Terms of remuneration was as approved by RBI and Members from time to time.

The details of remuneration last drawn within the terms as approved by RBI is as below:

Basic Salary - ₹1,941,830 per month

Supplementary Allowance - ₹1,379,426 per month

(ICICI Bank	ANNUAL REPORT 2018-19

9.	Mr. Vijay Chandok

Name of the Director	Mr. Vijay Chandok
Age	51 years
Date of first appointment on Board	July 28,2016 till May 6,2019
Qualification	Bachelor of Technology (B_ Tech) and Masters in Management Studies (MMS)
Brief resume including experience

Mr. Vijay Chandok joined the ICICI Group in 1993. He has served the bank in various capacities in the corporate banking group for an initial period of about 10 years. Thereafter he was assigned with the responsibility of setting up and leading the SME business of the bank from 2003. While he was heading the SME business, ICICI bank had acquired Sangli bank and Mr. Chandok was made responsible for leading the integration of the Sangli bank with ICICI Bank. In 2008-09, he went on to head the Retail Asset and Rural Banking Group in addition to SME Business. In 2010, he was assigned the responsibility to head the International Banking Group. During his stint as a Head of International Banking Group, he was also on the Board of ICICI Bank Eurasia Limited and was instrumental in divesting ICICI Banks stake in its Russian subsidiary and exit the Russian market.

Under Mr. Chandok's leadership, ICICI Bank has won awards for being India's Best Bank in SME financing (private sector) in 2008 (by Dun & Bradstreet) and the Asian Banker Award for Excellence in SME Banking in Asia Pacific, Central Asia and Gulf Region in 2009.

In the International Banking space (IBG), Mr. Chandok has been focusing on strengthening the Bank's franchise across overseas locations (15 locations including subsidiaries in UK & Canada) through leveraging the economic corridors between India and the key markets where ICICI has overseas presence, initiating and developing banking relationships with MNC corporates and building a stable and diversified international funding base. During his tenure,IBG has won several awards including The Best Borrower from India by Finance Asia for four consecutive years (2012-2015) & Dun & Bradstreet's Best Bank in Private sector for International Business Development consecutively for six years (2011-2016).

In 2016, in addition to SME and IBG business of the Bank he was assigned the responsibility of handing Commercial Banking Business.Further, in 2018, he was aIso assigned the additional responsibility of handling the Markets Group of the Bank.

Expertise in specific functiona I areas	SME business,Commercial banking and International Banking
Other Directorships (as on March 31, 2019)	1. ICICI Investment Management Company Limited 2. ICICI Bank Canada 3. ICICI Bank UK PLC

(ICICI Bank	ANNUAL REPORT 2018-19

NOTICE

Chairmanship/Membership of Committees in Companies in which position of Director is held (as on March 31,2019)

ICICI Bank Limited

1. Committee of Executive Directors

2. Committee for Identification of Wilful Defaulters/ Non Co-operative Borrowers

3. Committee of Senior Management

4. Asset Liability Management Committee

ICICI Bank UK PLC 1. Board Credit Committee 2. Board Risk Committee 3. Board Governance Committee
ICICI Bank Canada 1. Risk Committee 2. Conduct Review Committee 3. Board Governance & Remuneration Committee
Relationship with other Directors, Managers and other Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on March 31, 2019)	Nil
No. of board meetings attended during the year	17/18
Terms and conditions of appointment or re-appointment including remuneration	The details of remuneration last drawn within the terms as approved by RBI is as below: Basic Salary - ₹1,755,620 per month Supplementary Allowance - ₹1,289,694 per month

10.	Mr. Anup Bagchi

Name of the Director	Mr. Anup Bagchi
Age	48 years
Date of first appointment on Board

The Board at its Meeting held on October 14, 2016 and Members at the Annual General Meeting held June 30, 2017 approved the appointment of Mr. Anup Bagchi as a Wholetime Director (designated as Executive Director) for a period of five years effective February 1, 2017. RBI vide its letter dated January 20, 2017 approved his appointment as Executive Director for a period of three years effective February 1,2017.

Qualification	B. Tech.,PGDM
Brief resume including experience

Mr. Anup Bagchi was the Managing Director & CEO of ICICI Securities Limited prior to his appointment as an Executive Director of the Bank. Under his leadership,ICICI Securities Limited won several prestigious awards in the financial services space.

In his present role in ICICI Bank, Mr. Bagchi is responsible for managing retail banking, rural and inclusive banking, treasury control and services,operations, infrastructure,and the corporate brand for the bank. Additionally,he heads the ICICI Foundation for Inclusive Growth,the CSR arm of the ICICI Group.

(ICICI Bank	ANNUAL REPORT 2018-19

Mr. Bagchi joined the ICICI Group in 1992 and has worked extensively in the areas of retail banking, corporate banking and treasury and investment banking. He represents the ICICI Group in various regulatory committees of key bodies such as RBI and SEBI. He is a member of RBI's Expert Committee on Micro,Small & Medium Enterprises and of SEBI's Committee on Financial and Regulatory Technologies (CFRT) among others.

In the past too Mr. Bagchi has been a member in severaI committees of various organisations. He was on the Executive Committee of National Securities Depository Ltd., (NSDL), Advisory Committee of BSE Limited and was co Chairman of FICCI's Capital Markets Committee. He was also a member of SEBI's Secondary Markets Advisory Committee (SMAC),Fair Market Conduct Committee and Committee on Financial and Regulatory Technologies and Risk Management Review Committee.

He has been honoured with The Asian Banker Promising Young Banker Award and 'Industry Newsmaker Award' by Zee Business.

Expertise in specific functional areas	Retail & Rural and Inclusive Banking
Other Directorships	1. ICICI Home Finance Company Limited 2. ICICI Securities Limited 3. ICICI Prudential Asset Management Company Limited 4. ICICI Prudential Life Insurance Company Limited 5. Comm Trade Services Limited
Chairmanship/Membership of Committees in Companies in which position of Director is held

ICICI Bank limited

1. Committee of Executive Directors

2. Committee for Identification of Wilful Defaulters/ Non Co-operative Borrowers

3. Committee of Senior Management

4. Asset Liability Management Committee

5. Customer Service Committee

6. Fraud Monitoring Committee

7. Stakeholders' Relationship Committee

8. Corporate Social Responsibility Committee

9. Information Technology Strategy Committee

ICICI Home Finance Company limited

1. Asset Liability Management Committee - Chairman

2. Committee of Directors- Chairman

3. Management Committee- Chairman

4. Audit & Risk Management Committee

5. Board Governance,Nomination and Remuneration Committee

ICICI Prudential life Insurance Company limited

1. Board Customer Service & PoIicy holders' Protection Committee

2. Board Nomination & Remuneration Committee

3. Strategy Committee

ICICI Securities Limited

1. Nomination & Remuneration Committee

(ICICI Bank	ANNUAL REPORT 2018-19

NOTICE

Relationship with other Directors, Managers and other Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on March 31, 2019)	Nil
No. of board meetings attended during the year	17/18
Terms and conditions of appointment or re-appointment including remuneration

Wholetime Director liable to retire by rotation. Terms of remuneration was as approved by RBI and Members from time to time.

The details of remuneration last drawn within the terms as approved by RBI is as below:

Basic Salary - ₹1,755,620 per month

Supplementary Allowance - ₹1,289,694 per month

By Order of the Board

Ranganath Athreya

Company Secretary

Mumbai,May 6,2019

CIN: L65190GJ1994PLC021012

Website: www.icicibank.com

E-mail: investor@icicibank.com

Registered Office: ICICI Bank Tower Near Chakli Circle Old Padra Road Vadodara 390 007 Phone: 0265-6722239	Corporate Office: ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051 Phone: 022-26538900 Fax: 022-26531230

(ICICI Bank	ANNUAL REPORT 2018-19

MAP SHOWING LOCATION OF THE VENUE OF THE TWENTY-FIFTH ANNUAL GENERAL MEETING OF ICICI BANK LIMITED

Venue:

Professor Chandravadan Mehta Auditorium

General Education Centre

The Maharaja Sayajirao University

Pratapgunj, Vadodara 390 002

Landmark: The Maharaja Sayajirao University, Opposite D. N. Hall Ground

ICICI Bank Limited

CIN: L65190GJ1994PLC021012

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007, Gujarat, Phone: 0265-6722239

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, Phone: 022-26538900, Fax: 022-26531230

Website: www.icicibank.com, E-mail: investor@icicibank.com

Notice to American Depositary Shares (“ADS”) Holders

Notice to ADS Holders

The attached is being provided by ICICI Bank Limited (the “Bank”) FOR INFORMATIONAL PURPOSES ONLY and is not to be construed, and does not purport to be, an offer to sell or solicitation of an offer to buy any securities.

Deutsche Bank Trust Company Americas, the Depositary (the “Depositary”), has not reviewed the enclosed, and expressly disclaims any responsibility for, and does not make any recommendation with respect to, the Bank or the matters and/or transactions described or referred to in the enclosed documentation. Furthermore, neither the Depositary nor any of its officers, employees, directors, agents or affiliates controls, is responsible for, endorses, adopts, or guarantees the accuracy or completeness of any information provided at the Bank's request or otherwise made available by the Bank and none of them are liable or responsible for any information contained therein.

Registered Holders have no voting rights with respect to the Shares or other Deposited Securities represented by their American Depositary Shares. The instructions of Registered Holders shall not be obtained with respect to the voting rights attached to the Shares or other Deposited Securities represented by their respective ADSs. In accordance with the Governmental Approval, the Depositary is required, at the direction of the Board of Directors of the Bank (the “Board”), to vote as directed by the Board.

The matters referred to in the attached are being made with respect to the securities of an Indian company. The proposed action is subject to the disclosure requirements of India, which are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in India, and some or all of its officers and directors may be residents of India. You may not be able to sue an Indian company or its officers or directors in an Indian court for violations of the U.S. securities laws. It may be difficult to compel an Indian company and its affiliates to subject themselves to a U.S. court's judgment.

Capitalized terms used in this notice but not defined herein shall have the meanings ascribed to them in the Deposit Agreement, dated as of March 31, 2000 (as amended) between the Bank, the Depositary and all Registered Holders and Beneficial Owners from time to time of Receipts issued thereunder.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: July 4, 2019	By:	/s/ Vivek Ranjan
Name: Vivek Ranjan Title: Chief Manager